Exhibit 99.1

ITAÚ UNIBANCO HOLDING S.A.

CNPJ. 60.872.504/0001-23A Publicly Listed Company

ANNUAL AND EXTRAORDINARY GENERAL STOCKHOLDERS’ MEETING

Final summarized voting map

According to CVM Instruction Nº 481/09, Itaú Unibanco Holding S.A. ("Company") discloses the final summarized voting map related to the consolidation of voting instructions given by underwriters and of voting instructions given directly by the Company for each item presented in the remote voting form, about the matters submitted for resolution at its and Annual and Extraordinary Stockholders’ Meeting held on April 28, 2020 at 11:00 a.m. in the City of São Paulo, State of São Paulo, at Praça Alfredo Egydio de Souza Aranha, 100, Torre Olavo Setubal, Piso Itaú Unibanco, Parque Jabaquara, CEP 04344-902, is presented below:

Item

Description - ordinary agenda

Candidates

Voting

Number of shares

% over total voting

1 Take cognizance of the Management Report, the Report of the Independent Auditors, the Opinion of the Fiscal Council, and the Summary of the Audit Committee Report, and examine, for resolution, the Financial Statements for the fiscal year ended December 31, 2019: Approve 4,564,406,526 99.98000

   Reject - -

   Abstain 797,042 0.01000

Resolve on the allocation of net income for the fiscal year as detailed in the General Stockholders’ Meeting Manual available at: https://www.itau.com.br/relacoes-com- investidores/listgroup.aspx?idCanal=Sqjrl1eBRjH/MQgu2IlC3Q==&linguagem=en

Approve

4,564,739,976

99.98000

Reject

-

-

Abstain

463,592

0.01000

Fix the number of members who will comprise the Board of Directors in twelve (12)

as proposed by the controlling shareholders: Approve 4,563,944,154 99.97000

   Reject 795,822 0.01000

   Abstain 463,592 0.01000

Do you want to request the adoption of the multiple vote process for the election of the Board of Directors, pursuant to Article 141 of Law No. 6,404 of 1976? Yes 2,200,799 0.04000

   No 4,544,809,070 99.55000

   Abstain 17,966,699 0.39000

Election of the board of directors by candidate - Total members to be elected: 12

Nomination of candidates to the Board of Directors (the stockholder may nominate as many candidates as the number of vacancies to be fulfilled in the general election. The votes indicated in this field will be disregarded if the shareholder holding voting shares also fills in the fields present in the separate election of a member of the board of directors and the separate election covered by these fields occurs).

Alfredo Egydio Setubal Approve 4,562,865,077 99.95000

   Reject 1,874,899 0.04000

   Abstain - -

Ana Lúcia de Mattos Barretto Villela Approve 4,564,655,876 99.99000

   Reject 84,100 0.00000

   Abstain - -

Fábio Colletti Barbosa

(Independent member) Approve 4,564,739,976 100.00000

   Reject - -

   Abstain - -

Frederico Trajano Inácio

(Independent member) Approve 4,564,739,976 100.00000

   Reject - -

   Abstain - -

Gustavo Jorge Laboissière Loyola

(Independent member) Approve 4,562,865,077 99.95000

   Reject 1,874,899 0.04000

   Abstain - -

João Moreira Salles Approve 4,564,655,876 99.99000

   Reject 84,100 0.00000

   Abstain - -

José Galló

(Independent member) Approve 4,564,655,876 99.99000

   Reject 84,100 0.00000

   Abstain - -

Marco Ambrogio Crespi Bonomi

(Independent member) Approve 4,564,655,876 99.99000

   Reject 84,100 0.00000

   Abstain - -

Pedro Luiz Bodin de Moraes

(Independent member) Approve 4,564,655,876 99.99000

   Reject 84,100 0.00000

   Abstain - -

Pedro Moreira Salles Approve 4,564,655,876 99.99000

   Reject 84,100 0.00000

   Abstain - -

Ricardo Villela Marino Approve 4,564,655,876 99.99000

   Reject 84,100 0.00000

   Abstain - -

Roberto Egydio Setubal Approve 4,564,655,876 99.99000

   Reject 84,100 0.00000

   Abstain - -

6If the multiple voting process is adopted, do you want to distribute the vote adopted as the same percentage to the candidates?

[If the shareholder chooses to abstain and the election occurs through the multiple vote process, his/her vote must be counted as abstention in the respective resolution of the meeting.]

Yes

4,546,514,774

99.59000

No

-

-

Abstain

18,461,794

0.40000

View of all candidates for the assignment of the % (percentage) of votes to be attributed

Alfredo Egydio Setubal

3,022,243

7.92000

Ana Lúcia de Mattos Barretto Villela

3,201,322

8.39000

Fábio Colletti Barbosa

3,243,372

8.50000

Frederico Trajano Inácio

3,243,372

8.50000

Gustavo Jorge Laboissière Loyola

3,018,698

7.92000

João Moreira Salles

3,197,777

8.39000

José Galló

(Independent member)

3,197,777

8.39000

Marco Ambrogio Crespi Bonomi

(Independent member)

3,197,777

8.39000

Pedro Luiz Bodin de Moraes

(Independent member)

3,197,777

8.39000

Pedro Moreira Salles

3,197,777

8.39000

Ricardo Villela Marino

3,197,777

8.39000

Roberto Egydio Setubal

3,197,777

8.39000

8Minority stockholders with voting rights requesting a separate election of a member to the Board of Directors:

Do you want to request a separate election of a member to the Board of Directors, in accordance with Article 141, paragraph 4, I, of Law No. 6,404 of 1976? (the shareholder can only fill in this field if he/she is the uninterrupted holder of the shares with which he/she votes during the 3 months immediately prior to the general meeting) (*)

Yes

15,009,548

0.32000

No

413,795

0.00000

Abstain

4,544,828,484

99.66000

Minority stockholders with voting rights requesting a separate election of a member to the Board of Directors:

If neither stockholders with voting rights nor preferred stockholders with no or restricted voting rights meet the quorum, respectively, as required by items I and II of paragraph 4 of Article 141 of Law No. 6,404 of 1976, do you want your vote to be added to the votes of preferred shares to elect, to the Board of Directors, the candidate with the majority of votes among all those who, as included in this remote voting form, run for election separately? (*)

Yes

15,009,548

0.32000

No

3,795

0.00000

Abstain

4,545,238,484

99.67000

Preferred stockholders with no or restricted voting rights requesting a separate election of a member to the Board of Directors:

Do you want to request a separate election of a member to the Board of Directors, in accordance to Article 141, paragraph 4 II of Law No. 6,404 of 1976? (the shareholder can only fill in this field if he/she is the uninterrupted holder of the shares with which he/she votes during the 3 months immediately prior to the general meeting) (*)

Yes

954,997,402

65.79000

No

267,035,283

18.39000

Abstain

229,345,268

15.80000

Preferred stockholders with no or restricted voting rights requesting a separate election of a member to the Board of Directors:

If neither voting stockholders nor preferred stockholders with  no or restricted voting rights meet the quorum, respectively, as required by items I and II of paragraph 4 of Article 141 of Law No. 6,404 of 1976, do you want your vote to be added to the votes of voting shares to elect, to the Board of Directors,  the candidate with the majority of votes among all those who, as included in this remote voting form, run for election separately? (*)

Yes

1,052,771,530

72.53000

No

230,501,817

15.88000

Abstain

168,104,606

11.58000

Election of the fiscal council by candidate - Total members to be elected: 2

Nomination of candidates to the Fiscal Council (the stockholder may nominate as many candidates as the number of vacancies to be fulfilled in the general election)

Alkimar Ribeiro Moura (effective) / João Costa (alternate)Approve4,564,739,97699.98000

Reject--

Abstain463,5920.01000

José Caruso Cruz Henriques (effective)

/ Reinaldo Guerreiro (alternate)Approve4,564,739,97699.98000

Reject--

Abstain463,5920.01000

13Separate election of the fiscal council - Preferred shares

Nomination of candidates to the fiscal council by stockholders holding preferred shares without voting or restricted voting rights without voting or restricted voting rights

Eduardo Azevedo do Valle (effective) / Rene Guimarães Andrich (alternate)Approve1,459,362,28795.54000

Reject9,816,4520.64000

Abstain58,189,5613.80000

14Resolve on the amount allocated to the overall compensation of the members of the Company’s Board of Officers and Board of Directors in the total amount of R$380,000,000.00:Approve4,563,860,05499.97000

Reject879,9220.01000

Abstain463,5920.01000

Resolve on the monthly individual compensation of R$15,000.00 to effective members and R$6,000.00 to alternate members of the Fiscal Council:Approve4,564,329,97699.98000

Reject410,0000.00000

Abstain463,5920.01000

Item

Description - extraordinary agenda

VotingNumber of shares% over total voting

16Amend the Bylaws in order to include items 5.3. and 5.3.1. to provide for the possibility of the Company take out civil liability insurance (D&O) or entering into an indemnity contract in favor of its directors and officers:Approve4,549,266,77599.6300

Reject14,996,5040.3200

Abstain1,862,8270.0400

Consolidate the Bylaws, with the amendments mentioned above:Approve4,549,266,77599.6300

Reject14,996,5040.3200

Abstain1,862,8270.0400

(*) This refers to the ownership interest held uninterruptedly over the period of three months, at least, immediately prior to the General Stockholders’ Meeting, as provided for in paragraph 6 of Article 141 of Law No. 6,404/76.

São Paulo-SP, April 28, 2020.

ALEXSANDRO BROEDEL

Group Executive Finance Director and Head of Investor Relations